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                             September 21, 2021

       Paul Miceli
       Chief Financial Officer
       Ladder Capital Corp
       345 Park Avenue
       New York, NY 10154

                                                        Re: Ladder Capital Corp
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed February 26,
2021
                                                            File No. 001-36299

       Dear Mr. Miceli:

               We have reviewed your August 12, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 29, 2021 letter.

       FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Reconciliation of Non-GAAP Financial Measures
       Distributable Earnings, page 83

   1. We have considered your response to comment 1. Given the nature of your normal operations, in relation
to the gains/losses and prepayment penalties resulting from your
                                                        COVID Actions, it
remains unclear how such transactions can be clearly distinguished and categorized as
non-recurring consistent with Question 100.01 of the Compliance
                                                        & Disclosure
Interpretations for Non-GAAP Financial Measures. Please further clarify and/or revise future
filings accordingly. For the professional fee expenses, please quantify the amounts
related to your Covid Actions to increase liquidity and pay down debt and distinguish
them from amounts related to employee health and safety,
 Paul Miceli
Ladder Capital Corp
September 21, 2021
Page 2
         compliance with local, state and national guidelines, and head-count reduction.
          Consistent with our above position on the gains/losses and prepayment penalties, we believe the correlating professional expenses should be treated in a similar fashion.
       You may contact Babette Cooper, Staff Accountant, at 202-551-3396 or Wilson Lee.
Staff Accountant, at 202-551-3468 if you have questions.



FirstName LastNamePaul Miceli                                 Sincerely,
Comapany NameLadder Capital Corp
                                                              Division of
Corporation Finance
September 21, 2021 Page 2                                     Office of Real
Estate & Construction
FirstName LastName